

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

John A. Brooks
President, Chief Executive Officer and Director
Penn Virginia Corporation
16285 Park Ten Place, Suite 500
Houston, Texas 77084

  Re: Penn Virginia Corporation
    Registration Statement on Form S-3
    Filed May 8, 2020
    File No. 333-238137

Dear Mr. Brooks:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Hillary H. Holmes, Esq.